Unbridled Energy Corporation

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

Unbridled Energy USA Inc.	Pennsylvania, USA
Unbridled Energy New York LLC	New York, USA
Unbridled Energy Ohio LLC	Ohio, USA